

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mailstop 3233   September 8, 2017

<u>Via E-mail</u>
J. Brendan Herron
Chief Financial Officer and Executive Vice President
Hannon Armstrong Sustainable Infrastructure Capital, Inc.
1906 Towne Centre Blvd, Suite 370
Annapolis, MD 21401

> **Re: Hannon Armstrong Sustainable Infrastructure Capital, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-35877**

Dear Mr. Herron:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities